Duke Energy, Inc.

Vote FOR: Item #5 – Report on Duke Energy’s Lobbying Expenses

Annual Meeting: May 2, 2019

Contact: Susan Makos, Vice President, Social Responsibility, Mercy Investment Services

smakos@mercyinvestments.org

BACKGROUND

Shareholders encourage transparency and accountability in Duke Energy’s use of corporate funds for lobbying activities and expenditures through the preparation of a report, updated annually as described in the shareholder proposal. Whether Duke Energy’s lobbying aligns with its values and goals is an essential part of its corporate responsibility. Many corporations positively portray their climate policies and sustainability goals, while their lobbying through trade associations can tell another story. In the case of Duke Energy:

✓	the Company does not fully disclose its involvement in trade associations, so investors do not have an accurate picture of the company’s total lobbying expenditures nor an understanding of how those expenditures align with the company’s strategies and principles;
✓	the board oversight policy in place reviews expenditures after they are made and does not ensure alignment between the company’s stated positions on climate change and the lobbying activities funded by company funds; and
✓	the company’s lack of transparency around its lobbying poses reputational risks.

Mercy Investment Services is the lead filer of this proposal, which has been co-filed by the Sisters of St. Francis of Philadelphia.

RESOLVED CLAUSE

Resolved, the shareholders of Duke Energy request the preparation of a report, updated annually, disclosing:

1.	Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2.	Payments by Duke Energy used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3.	Duke Energy’s membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4.	Description of management’s and the Board’s decision-making process and oversight for making payments described in sections 2 and 3 above.

For purposes of this proposal, a “grassroots lobbying communication” is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. “Indirect lobbying” is lobbying engaged in by a trade association or other organization of which Duke Energy is a member.

Both “direct and indirect lobbying” and “grassroots lobbying communications” include efforts at the local, state and federal levels.

The report shall be presented to the Corporate Governance Committee and posted on Duke Energy’s website.

RATIONALE DETAILS

As shareholders, we encourage transparency and accountability in the use of corporate funds to influence legislation and regulation. Our aim is not to keep the Company from spending for lobbying, but to ensure adequate information is provided for shareholders to evaluate these significant costs, as well as to ensure sufficient internal accountability to safeguard the alignment of spending with company mission, values, strategies and ethics. Duke Energy reportedly spent $51,113,595 from 2010 – 2018 on federal lobbying.

Duke Energy’s Political Expenditure Policy, which includes a section on payments to trade associations for lobbying purposes and its semiannual disclosures, is found at https://www.duke-energy.com/our-company/investors/corporate-governance/political-expenditures-policy. The policy provides that on a semi-annual basis, “the Vice President, Federal Government Affairs, shall report to the Corporate Governance Committee of the Duke Energy Corporation Board of Directors on the Political Expenditure Committee's (as defined below) annual strategy, and the company's political expenditures. This includes the company's payments to trade associations and other tax-exempt organizations that may be using the funds for lobbying and political activities.” Based upon this policy, participation is approved by the Vice President, Federal Government Affairs; reporting to the Board Corporate Governance Committee, and oversight of expenditures, including dollar amounts and alignment with annual strategy, occur after expenditures are made.

In April 2019, Duke Energy updated its policy to disclose, on a semi-annual basis, the federal lobbying portion of trade association dues in excess of $50,000, beginning with the report covering June through December 2018. Previously, the policy only provided for the disclosure of payments that were aggregated and did not identify the group or association receiving the funds. For 2018, the company reported an aggregated total of $1,188,921 for federal lobbying portion of trade association dues exceeding $50,000, with its July through December 2018 report identifying lobbying portion of dues payments to the Chamber of Commerce and Indiana Energy Association. However, the publicly available report from Open Secrets states that for 2018, Duke Energy spent more than $5,300,000 on federal lobbying of Congress and federal agencies.1

1 https://www.opensecrets.org/lobby/clientsum.php?id=D000000477&year=2018

The new trade association dues used for federal lobbying disclosure policy is a positive development, but disclosure gaps remain. The new policy does not include lobbying payments to social welfare organizations, or 501(c)(4) organizations. The current disclosure does not yet capture dues to the Edison Electric Institute used for lobbying, where Duke Energy’s dues have previously been identified as being used for lobbying.2 And there is a dues disclosure loophole. The new policy discloses trade association dues used for lobbying on the website, but this fails to ensure all payments to a trade association used to lobby would be captured. Companies can make special payments to trade associations in addition to dues that are then used for lobbying. This disclosure loophole would allow Duke Energy to make additional payments beyond dues that could be used for lobbying, yet not be disclosed to shareholders.

Duke’s approach to disclosure under its Political Expenditures Policy does not provide any meaningful way to judge that its lobbying expenditures do in fact align with its stated climate position, found on the company’s website: “We're committed to a lower-carbon future.3”

In fact, external reports on Duke Energy’s lobbying related expenditures indicate that they do not align with the company’s stated commitment to a low carbon transition. A recent article first carried in POLITICO and now broadly available on media sites names Duke Energy as the largest funder of lobbying efforts coordinated by the Utility Air Regulatory Group to roll back climate and energy related regulations, and lobbying the Environmental Protection Agency to loosen regulations addressing climate change, including those adopted under the Clean Air Act.4

Duke Energy is a member of several trade associations whose positions on climate change and climate policy do not align with its stated commitment to a low carbon future including the Business Roundtable and the Edison Electric Institute (EEI), which together spent over $60 million lobbying in 2016 and 2017. Duke Energy is also a member of the U.S. Chamber of Commerce, which has lobbied consistently against effective climate change regulations. Duke Energy does not disclose membership in or contributions to tax-exempt organizations that write and endorse model legislation, such as its membership in the American Legislative Exchange Council (ALEC), whose model legislation often works against climate regulation and energy transition.

2 “Duke Energy’s Customers Fund Groups behind Campaigns on Coal Ash, More,” Energy and Policy Institute, March 1, 2018, https://www.energyandpolicy.org/duke-energy-north-carolina-rate-increase-coal-ash/.

3 https://www.duke-energy.com/our-company/environment/global-climate-change

4 https://www.politico.com/story/2019/02/20/epa-air-pollution-regulations-wehrum-1191258

Duke’s lack of trade association and ALEC disclosures presents reputational risks. Duke Energy’s EEI and ALEC memberships have attracted press scrutiny.5 In addition, over 100 companies have publicly left ALEC, including Ameren, Apple, AT & T, Entergy, ExxonMobil, Shell and Xcel Energy.6

CONCLUSION

Vote “FOR” on this Shareholder Proposal #5, “Report on Duke Energy’s Lobbying Expenses” at the annual general meeting on May 2, 2019.

Duke Energy’s significant lobbying expenditures, lack of effective governance oversight and exposure to reputational risks demonstrate that improved disclosure of corporate funds used for lobbying should be implemented as asked for in the resolution.

THE FOREGOING INFORMATON MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, EMAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

5 New Report: How Electric Utility Customers Are Forced to Fund the Edison Electric Institute and Other Political Organizations,” Republic Report, May 9, 2017

6 https://www.sourcewatch.org/index.php/Corporations_that_Have_Cut_Ties_to_ALEC